UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact January | 2025

Azul Crystalizes the Successful Restructuring with Bondholders, Lessors and OEMs

São Paulo, January 28, 2025 – Azul S.A. (“Azul” or “Company”) (B3: AZUL4, NYSE: AZUL) today announces that it has completed the restructuring of its obligations with substantially all bondholders, lessors and OEMs, and the closing of the previously announced offering of US$525 million in aggregate principal amount of Floating Rate Superpriority Notes due 2030 (“Superpriority Notes”) issued by Azul Secured Finance LLP, together with its previously announced exchange offers.

The comprehensive restructuring and recapitalization included a structured financing plan, focused on improving liquidity and cash generation, and reducing leverage, with almost US$1.6 billion in debt being extinguished from the balance sheet, with an additional US$525 million principal amount of capital raised, as summarized below:

Restructuring with Lessors, OEMs and Other Suppliers

The restructuring with lessors and OEMs contemplated:

•	Elimination of equity issuance obligations owed to lessors and OEMs totaling approximately US$557 million, in exchange for 94 million new AZUL4 preferred shares in a one-time issuance to be completed in the first quarter of 2025.

•	Extinguishment of US$243.6 million aggregate principal amount of existing notes held by certain lessors and OEMs (the “2030 Lessor/OEM Notes”) in exchange for other commercial considerations.

•	Exchange of the remaining 2030 Lessor/OEM Notes for new unsecured notes due in 2032 and an option to pay interest in kind.

•	Binding definitive agreements with lessors, OEMs and other suppliers, enhancing additional cash flow improvements of over US$300 million across 2025, 2026 and 2027.

By achieving these results, Azul was able to access the full gross proceeds of the Superpriority Notes, including the additional US$100 million that had been reserved upon satisfaction of certain conditions.

Bondholder Restructuring and Recapitalization

The restructuring and recapitalization transactions with bondholders contemplated:

•	Initial funding: US$150 million funded in October 2024, which was fully repaid today.

•	2030 Superpriority Notes: US$525 million principal amount, issued today and maturing in 2030. Interest on the principal amount can be paid in kind or in cash at Azul’s election.

•	Equitization into preferred shares (including represented by ADRs) of US$784.6 million of the new exchanged 2029 and 2030 notes (“New Exchange Notes”), as follows:

o	35.0% of the principal amount of the New Exchange Notes no later than April 30, 2025; and
o	12.5% of the principal amount of the New Exchange Notes upon completion of an equity offering raising net proceeds of at least US$200 million.

•	The remaining 52.5% of the principal amount of the New Exchange Notes shall be exchanged no later than April 30, 2025 into new exchangeable notes with interest of 4.0% in cash plus 6.0% PIK.

Summary of the Accounting Impact of the Restructuring and Recapitalization

The transactions described herein significantly improve Azul’s capital structure by eliminating not only the lessor and OEM equity issuance obligations but also Azul’s secured second out 2029 and 2030 notes (subject to the equitization terms and conditions of the new 2029 and 2030 notes), as well as a portion of the 2030 lessor and OEMs Notes, as illustrated in the table below:

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Material Fact January | 2025

Pro-forma Capitalization (R$ million)¹	3Q24	Adjustments	3Q24 Pro-forma
Unsecured 2024 and 2026 Notes	556	(380)	176
Secured 2028 Notes	5,268	-	5,268
2029 and 2030 Notes	4,437	(4,400)	37
Secured 2029 and 2030 Notes (12.5%)	-	98	98
New Superpriority 2030 Notes	-	2,861	2,861
Other Secured Debt	692	-	692
Local Secured Debt	1,573	(144)	1,429
Total Loans and Financing	12,526	(1,965)	10,561
Lease Liabilities	14,268	-	14,268
Lessor & OEM Notes	1,607	(1,057)	550
Total Lessor & OEM Obligations	15,875	(1,057)	14,818
Total Debt including OEM notes	28,401	(3,022)	25,379

Lessor & OEM Equity	2,341	(2,341)	-
Total Debt Including Lessor Equity and OEM notes	30,742	(5,363)	25,379

With this debt reduction, Azul’s leverage drops significantly from 4.8x (4.4x excluding the lessors and OEMs equity issuance obligations) to 3.4x considering last twelve months’ EBITDA in 3Q24 of R$5.8 billion, as demonstrated below:

Leverage¹
(Net debt / LTM EBITDA)

Furthermore, the transactions described herein significantly increase Azul’s cash generation by reducing its interest payment by almost R$1.0 billion in 2025 and beyond, as demonstrated below:

2025E Interest Payment¹
(R$ billion)

¹Considers the 3Q24 closing foreign exchange rate of R$5.45

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About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020, Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards.

For more information visit https://ri.voeazul.com.br/en.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 98196-1035

imprensa@voeazul.com.br

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 28, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer